SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 14f/A


              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number: 0-30651

                                PNW Capital, Inc.
                                -----------------
             (Exact name of registrant as specified in its charter)

DELAWARE                                                     06-1474412
-------------------------------------                        ----------
State or Other Jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                           Identification
                                                            Number)


      One Dundas Street West, Suite 2500, Toronto, Ontario, Canada M5G 1Z3
           ----------------------------------------------------------
               (Address of principal Executive Offices Zip Code)

Registrant's telephone number, including area code: (416) 999-3188

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


VOTING SHARES OUTSTANDING

     As of March 13, 2002, there were 32,543,009 voting shares of the Registrant's common stock outstanding. Registrant has only one class of voting securities, common stock, each share entitling the holder thereof to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following persons are known by the Registrant to own or control beneficially more than five percent of its outstanding $.0001 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

                                           Number of               Percent
Name and Address of                       Shares Owned             of Shares
Beneficial Owner                          Beneficially             Owned
--------------------------------------------------------------------------------
Daniel C. Silva  (3)                         130,896                  .4%
12925 W. Arlington Dr.
Littleton, CO  80217

Joseph L. McFarland, Jr. (3)                 130,896                  .4%
1330 S. Yukon
Lakewood, CO  80228

Edward V. Verby (1)(4)                             0                   0%
One Dundas Street West, Suite 2500
Toronto, Ontario, Canada M5G 1Z3


John Melnyk (2)(4)(5)                        425,000                 1.3%
One Dundas Street West, Suite 2500
Toronto, Ontario, Canada M5G 1Z3


Stephen W. Weathers(4)                             0                   0%
1926 S. Xenon St.
Lakewood, CO  80228

                                           Number of               Percent
Name and Address of                       Shares Owned             of Shares
Beneficial Owner                          Beneficially             Owned
--------------------------------------------------------------------------------

Krystar International (6)                  6,498,000                  20%
P.O. Box N-8198
East Bay Street
Management International Building
Nassau, Bahamas, BWI

Officers and Directors as a group            686,792                 2.0%
Mssrs. Verby, Silva, McFarland,
     Weathers and Melnyk)

(1)      Officer
(2)      Newly appointed Director
(3)      Resigning Director
(4)      Proposed Director
(5)      Includes 400,000 shares owned by
         Murphy's Investment Corp.
         (beneficially John Melnyk through his wife)
(6) No officers, directors, proposed directors, nor other affiliates are affiliated with Krystar International

Pursuant to Item 403, Reg. S-K and Rule 13d-3(d)(1) no executive officer, director, nor other 5% or greater owner, directly or indirectly, listed above, has any right as of date hereof, to acquire any other shares of Registrant, within sixty days of the date hereof, under any option, warrant, or right otherwise extant. The 91% owned subsidiary, Industrial Minerals, Inc., is planned to be merged into Registrant, however, as of date hereof, no agreement, written or oral exists as to such merger.

CHANGES IN CONTROL OF REGISTRANT

     On January 31, 2002 the Company completed a Share Exchange Agreement with shareholders of Industrial Minerals, Inc., a Nevada Corporation, under which PNW Capital, Inc., acquired 90% of the issued and outstanding stock in exchange for 31,511,750 common shares of Registrant.

                        DIRECTORS AND EXECUTIVE OFFICERS

The current Directors and Executive officers of Registrant are:

Edward V. Verby                           President
John Melnyk                               CFO, Secretary, Treasurer and
                                              Director (recently appointed)
Daniel C. Silva                           Director
Joseph L. McFarland, Jr.                  Director

LEGAL PROCEEDINGS

     No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

                                   MANAGEMENT

     IDENTIFICATION OF DIRECTORS TO BE APPOINTED WITHOUT SHAREHOLDER MEETING

     Upon ten days after the filing of this Form and mailing of this Notice to Shareholders, two of the present Directors of the Company, Daniel C. Silva and Joseph L. McFarland, Jr., will resign and the appointment of Edward V. Verby, and Stephen W. Weathers will be effective as directors. John Melnyk was appointed director as of February 26, 2002.

     The persons nominated to be directors of the Registrant, and their ages, are as follows:

                  NAME                                              AGE
                  ----                                              ---
                  Edward V. Verby                                   59

                  John Melnyk                                       52
                  (has already been
                   appointed as a Director)

                  Stephen W. Weathers                               41

BUSINESS EXPERIENCE

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, (including recently appointed Director, John Melnyk) indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     EDWARD V. VERBY, age 59, in 1963 earned his Bachelor of Commerce degree from Loyola College in Montreal with a major in economics. From 1963 to 1991 he worked in the tire industry retiring from Uniroyal-Goodrich Canada, Inc. where he held the position of Vice President of Sales. Mr. Verby became a director and later President of Great Lakes Nickel Limited in 1991 resigning both positions in December of 2001. He has been a partner and director of Anderson Tire & Treads in Hamilton since 1991.

     JOHN MELNYK, age 52, studied Business Administration and Commerce at the University of Alberta from 1970 to 1974. From 1974 to 1978 he managed a sales territory for McQueen Sales Company, Ltd., a distributor of photographic products. From 1978 to 1982 he was a self employed sales agent in the photographic industry. In 1982 he purchased an interest in a photo finishing lab which he sold in 1994. From 1994 to present he has been a self employed business consultant. Mr. Melnyk also served as the President and a director of Murphy's Investment Corp. a privately held Corporation. He resigned his position in March 2002.

     STEPHEN W. WEATHERS, age 41, earned his B. S. in Geology from Boise State University. He has worked as an environmental geologist both in the mining industry and oil and gas industry. His duties included permitting, environmental compliance, environmental remediation/reclamation and natural gas asset acquisitions both in the United States and Canada. Mr. Weathers worked for Maxxim Environmental/Terracon from 1997 through 1999 and presently works for a Duke Energy Field Services which is a natural gas processing company (1999-2002). Mr. Weathers also serves as a director of Sun River Mining, Inc.

     No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.


     No petition under the Federal bankruptcy laws or any state insolvency law was filed by or against any person who is an officer or director, nor was a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

     No person who is an officer or director was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

     No person who is an officer or director was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

     1. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

     2. Engaging in any type of business practice; or

     3. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

     No person who is an officer or director was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 1 of this section, or to be associated with persons engaged in any such activity.

     No person who is an officer or director was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated.

     No person who is an officer or director was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

     Except those listed below, there were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $100,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest, except as explained below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $100,000.

     John Melnyk beneficially received 425,000 shares of Company as a result of the Share Exchange Agreement with shareholders of Industrial Minerals, Inc. Edward V. Verby has received no shares of the Company as a result of the Share Exchange Agreement with shareholders of Industrial Minerals, Inc. Stephen W. Weathers received no shares of the Company as a result of the Share Exchange Agreement with shareholders of Industrial Minerals, Inc. Mr. Verby's wife, Joyce Verby, will receive 200,000 shares upon the planned merger of Industrial Minerals, Inc. into PNW Capital, Inc. within 45 days hereafter. However, no agreement exists as to such transaction as of date hereof. Mr. Verby will be deemed beneficial ownership through his wife. Olympic View Investments, Inc.

will receive 1,497,500 shares upon the planned merger of Industrial Minerals, Inc. into PNW Capital, Inc. within 45 days hereafter. Olympic View Investments, Inc. is owned by John Melnyk's wife. However, no agreement exists as to such transaction as of date hereof.

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that the Company's officers and directors, and persons who own more than ten percent of the registered class of the Company's equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent stockholders are required by regulation to furnish to the Company copies of all
Section 16(a) forms they file.

     The following persons failed to file forms on a timely basis during the past two fiscal years as required under Section 16(a) as follows:

                                   Form 3         Form 4         Form 5
                                   ----------     ----------     --------
1.   Dan Silva                     1 in 2000*     1 in 2001*     2000
                                                                 2001

2.   Joseph L. McFarland, Jr.      1 in 2000*     1 in 2001*     2000
                                                                 2001

3.   Europark Holdings, Inc.       1 in 2000      1 in 2001      2000
                                                                 2001

* For a single transaction in each instance


COMMITTEES OF THE BOARD OF DIRECTORS

     The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

MEETINGS OF THE BOARD OF DIRECTORS

     There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.

                 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                                               CASH COMPENSATION                       SECURITY GRANTS
-------------------------------------------------------------------------------------------------------------------------------
                                                                             CONSULTING     NUMBER     SECURITIES       LONG TERM
             NAME AND                                                        FEES/OTHER       OF       UNDERLYING      COMPENSATION/
        PRINCIPAL POSITION             YEAR       SALARY ($)    BONUS ($)     FEES ($)      SHARES  OPTIONS/SARS (#)    OPTION
        ------------------             ----       ----------    ---------     --------      ------  ----------------    ----------
------------------------------------------------------------------------------------------------------------------------------------
Daniel C. Silva,  President            1999                $0            $0          $0            0            0            0
                                       2000                $0            $0          $0            0            0            0
                                       2001                $0            $0          $0     750,000*            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Joseph L. McFarland, Jr.               1999                $0            $0          $0            0            0            0
Secretary                              2000                $0            $0          $0            0            0            0
                                       2001                $0            $0          $0     750,000*            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Barry Miller, President                1998                $0            $0          $0            0            0            0
(Resigned 2000)                        1999                $0            $0          $0            0            0            0
                                       2000                $0            $0          $0            0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Gary Burnie, Secretary                 1998                $0            $0          $0            0            0            0
(Resigned 2000)                        1999                $0            $0          $0            0      550,000            0
                                       2000                $0            $0          $0            0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Officers as a Group                    1999                $0            $0          $0            0            0            0
Secretary                              2000                $0            $0          $0            0            0            0
                                       2001                $0            $0          $0    1,500,000*           0            0
------------------------------------------------------------------------------------------------------------------------------------

*Shares issued in December 2001 for services rendered, valued at $15,000 for each 750,000 shares


SUMMARY COMPENSATION TABLE OF DIRECTORS
                                                  ANNUAL                    CONSULTING    NUMBER OF     SECURITIES
             NAME AND                             RETAINER      MEETING     FEES/OTHER  OPTION SHARES   UNDERLYING
        PRINCIPAL POSITION             YEAR       FEES ($)      FEES($)     FEES ($)     EXERCISED      OPTIONS/SARS (#)
        ------------------             ----       ----------    ---------     --------   -----------    ----------------
------------------------------------------------------------------------------------------------------------------------------------
Daniel C. Silva                        2000                $0            $0          $0            0            0
                                       2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Joseph L. McFarland, Jr.               2000                $0            $0          $0            0            0
                                       2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Gary Burnie*                           2000          $100,000            $0          $0    2,000,000            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Wayne Miller*                          2000          $100,000            $0          $0    2,000,000            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Barry Miller*                          2000           $25,000            $0          $0      500,000      500,000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Directors as a Group                   1999                $0            $0          $0            0            0
Secretary                              2000                $0            $0          $0            0            0
                                       2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------
* Resigned in 2000

     During the Registrant's the current fiscal year, no executive officers and directors of the Registrant received compensation in the form of shares issued in lieu of salaries and fees from the Registrant. In year ended December 31, 2001, the Company issued shares as compensation to the executive officers as follows: 750,000 shares (pre-reverse split) each to Daniel C. Silva and Joseph
L. McFarland, Jr. as compensation for services rendered. No other compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.




 March 27, 2002                          PNW Capital, Inc.




                                         by:/s/John Melnyk
                                         -------------------------------------
                                         John Melnyk, CFO, Secretary & Treasurer
















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